Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The following are excerpts from the transcript of Pfizer Inc.’s question and answer session at JPMorgan Healthcare Conference on January 14, 2020. The full transcript was posted to Pfizer’s website on January 16, 2020.

CORPORATE PARTICIPANTS

Albert Bourla Pfizer Inc. - Chairman of the Board & CEO

CONFERENCE CALL PARTICIPANTS

Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst

PRESENTATION

Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst

Good afternoon. I’m Chris Schott at JPMorgan. It’s my pleasure to be hosting a fireside chat today with Pfizer. From the company, we have Albert Bourla, the company’s Chairman and CEO.

QUESTIONS AND ANSWERS

Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst

So maybe, Albert, just to kick off, you’re roughly a year into your tenure as CEO at Pfizer. Maybe discuss that first year in the role, the changes you’ve made to Pfizer during that time and the priorities you have as you look out to 2020.

Albert Bourla Pfizer Inc. - Chairman of the Board & CEO

Our Upjohn business has unique commercial capabilities in places where generic specialty market is booming right now, like in Asia or in China, but we didn’t have a pipeline. Mylan, on the other hand, they have a terrific pipeline, a pipeline of difficult-to-make generic products like injectables, like biosimilars, like sprays or patches, not solid oral doses only. But they didn’t have presence in the areas that matter for generic business, like in China. By putting together the 2, not only are creating the largest specialty generic company in the world but also the only one that will have access to both Chinese patients and West countries’ patients.

Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay. Great. Looking out to, I guess, this year. I know you’re not giving guidance for another few weeks. But it seems as though the company is much more confident in its outlook today than 6 months ago when you gave some of those initial targets or kind of guidance ranges with the Upjohn deal. Maybe just talk about what’s changed there and how you’re thinking about the core business today.

Albert Bourla Pfizer Inc. - Chairman of the Board & CEO

And very similar story also with Upjohn. In Upjohn, we spoke and we said we expect to have $7.5 billion to $8 billion of revenues in 2020, but we’re significantly lower than what The Street was thinking. And to explain, it is because we are factoring the impact that changes in China will have on the Upjohn business. And we said, for this reason, we are lowering 2020, but also we are expecting in China for Upjohn to have a single to mid-digit growth. In third quarter, we did much better. So we changed the guidance for the year. And we said, now we are expecting Upjohn in China to be middle to high single-digit growth. So it was a great quarter, and it happened that all growth drivers did much better. It’s not 1 or 2. So that creates a very different level of optimism.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination of Upjohn Inc. (“Newco”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer (the “proposed transaction”), Newco and Mylan have filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, the Registration Statement on Form S-4 which includes a proxy statement/prospectus (as amended, the “Form S-4”), and Form 10 which includes an information statement (as amended, the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and subsequently amended. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR

ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Form S-4 and the Form 10. You can access Pfizer’s, Mylan’s or Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.